 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Goldsmith, Paul S. (Last) (First) (Middle) P O Box 1250 (Street) Winston-Salem, NC 27102-1250 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol BB&T Corporation (BBT) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) January 28, 2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	01/28/2003	M |	1,000.000 | A | $24.7773	103,235.343 (1)	D
Common Stock				121,409.670 (2)	I	By Corporation
Common Stock				4,208.000	I	By Spouse
Common Stock				5,567.232 (3)	I	By Trust- Susan Goldsmith, Daughter
Common Stock				5,567.232 (3)	I	By Trust-Sarah Goldsmith,Daughter

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Goldsmith, Paul S. - January 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (right to buy)	$24.7773	01/28/2003	M |	(D) 1,000		Common Stock - 1,000	$24.7773	1,724	D
Stock Option (right to buy)	$26.7641					Common Stock - 2,690		2,690	D
Stock Option (right to buy)	$25.5031					Common Stock - 3,977		3,977	D
Stock Option (right to buy)	$27.0630					Common Stock - 3,270		3,270	D
Stock Option (right to buy)	$28.1100					Common Stock - 3,255		3,255	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Parris N. Adams, Attorney- in-fact ________________________________ 01-29-2003 ** Signature of Reporting Person Date Paul S. Goldsmith Page 2 SEC 1474 (3-99)

Goldsmith, Paul S. - January 2003
Form 4 (continued)
FOOTNOTE Descriptions for BBamp;T Corporation (BBT)

Form 4 - January 2003

Paul S. Goldsmith
P O Box 1250

Winston-Salem, NC 27102-1250
Explanation of responses:

(1)   Includes 31.652 shares acquired in August and 32.578 shares acquired in November , under the Issuer's Dividend Reinvestment Plan.
(2)   Includes 3.822 shares acquired in August and 3.934 shares acquired in November , under the Issuer's Dividend Reinvestment Plan.
(3)   Includes 42.929 shares acquired in August and 44.184 shares acquired in November , under the Issuer's Dividend Reinvestment Plan.

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